UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V.
ANNOUNCES RESOLUTIONS ADOPTED AND EVENTS OCCURRED AT THE APRIL 16, 2012 ANNUAL GENERAL ORDINARY SHAREHOLDERS’ MEETING

Guadalajara, Jalisco, Mexico, April 17, 2012 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (the “Company” or “GAP”) today announced that the following actions and developments took place during the Company’s General Annual Ordinary Shareholders’ Meeting held April 16, 2012:

Resolutions of the Meeting:

I	The following reports were approved:

a)
The Chief Executive Officer’s report regarding the results of operations for the fiscal year ended December 31, 2011, in accordance with Article 44, Section XI of Mexican Securities Market Law and Article 172 of the Mexican General Corporations Law, together with the external auditor’s report on the financial statements of the Company and its subsidiaries.

b)	The Board of Directors’ opinion regarding the Chief Executive Officer’s report.

c)
The Board of Directors’ report pursuant to Article 172, clause b) of the Mexican General Corporations Law, which contains the Company’s critical accounting policies and criteria, as well as the information used to prepare the Company’s financial statements.

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico
Miguel Aliaga, Investor Relations Officer	In the U.S.
Rodrigo Guzmán, Chief Financial Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01152 (333) 8801100	Tel: 212 406 3690
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Follow us on Twitter:        http://twitter.com/aeropuertosGAP

d)	The report on operations and activities in which the Board of Directors intervened during the fiscal year ended December 31, 2011, pursuant to the Mexican Securities Market Law.

e)	The annual report on the activities undertaken by the Audit and Corporate Practices Committee pursuant to Article 43 of the Mexican Securities Market Law.

f)	The report on the Company’s compliance with tax obligations for the fiscal year from January 1, 2010 to December 31, 2010.

g)	Ratification of the decisions taken by the Board of Directors during the 2011 period, including nominations of provisional directors that took place for co-optation during this period.

II
Approval of the financial statements of the Company and its subsidiaries, including the balance sheet, the income statement, the statement of changes in financial position, and the cash flow statement, with respect to the January 1, 2011 to December 31, 2011 fiscal year, and approval of the external auditor’s report regarding the above-mentioned financial statements.

III
Approval that from the Company’s net income for the period ended December 31, 2011, which was Ps. 1,484,441,049 (ONE BILLION, FOUR HUNDRED EIGHTY-FOUR MILLION, FOUR HUNDRED FORTY-ONE THOUSAND, FORTY NINE PESOS), 5% (FIVE PERCENT) of this amount, or Ps. 74,222,052 (SEVENTY FOUR MILLION, TWO HUNDRED AND TWENTY TWO THOUSAND AND FIFTY-TWO PESOS) be allocated towards increasing the Company’s legal reserves, with the remaining balance of Ps. 1,410,218,997 (ONE BILLION, FOUR HUNDRED TEN MILLION, TWO HUNDRED EIGHTEEN THOUSAND, NINE HUNDRED AND NINETY SEVEN PESOS) allocated to the account for net income pending allocation.

IV
Approval that from the account for net income pending allocation which is equal to Ps. 1,416,688,649 (ONE BILLION, FOUR HUNDRED SIXTEEN MILLION, SIX HUNDRED EIGHTY EIGHT THOUSAND, SIX HUNDRED AND FORTY NINE PESOS) a dividend is declared to be paid in the amount of Ps. 1,130,000,000 (ONE BILLION, ONE HUNDRED THIRTY MILLION PESOS), to be divided among each outstanding share as of the payment date, excluding the shares repurchased by the Company as of each payment date per Article 56 of Mexican Securities Market Law; the remaining net income pending application once the dividend has been paid will remain as net income pending application.  The dividend will be paid in the following manner:

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a) $ 847,500,000.00 (EIGHT HUNDRED FORTY SEVEN MILLION, FIVE HUNDRED THOUSAND PESOS) on or before May 31, 2012.

b) $ 282,500,000.00 (TWO HUNDRED EIGHTY TWO MILLION, FIVE HUNDRED THOUSAND PESOS) on or before November 30, 2012.

V
The approval of the report on the repurchase of shares and approval of the maximum amount of resources approved by the Shareholders' meeting which took place on April 27, 2011, the cancellation of the amount pending to be repurchased with respect to the maximum amount approved by the shareholders on April 27, 2011 and the approval of the maximum amount of resources to be allocated toward the repurchase of the Company’s shares or of credit instruments that represent these shares for the amount of Ps. 280,000,000 (TWO HUNDRED EIGHTY MILLION PESOS) for the 12 month period after April 16, 2012.

VI
The report regarding the designation or ratification of the four proprietary members of the Board of Directors and their respective alternates named by the Series “BB” shareholders, which is as follows:

Proprietary	Alternate

Eduardo Sánchez Navarro Redo	Laura Diez Barroso Azcárraga
José Vicente Corta Fernández	María de los Reyes Escrig Teigeiro
Javier Marín San Andrés	Rodrigo Marabini Ruiz
Carlos Del Río Carcaño	Julián Fernández Rodes

VII
The appointment of Mr. Eduardo Gallástegui Armella as board member of the Series “B” shareholders or group of shareholders, that individually or jointly represent 10% or more of the capital stock was approved.

VIII	Approval of the Nomination and Compensation Committee’s proposal of nominees to the Company’s Board of Directors as representatives of Series “B” shareholders:

Joaquín Vargas Guajardo
Alfredo Elías Ayub
Ángel Losada Moreno
Roberto Servitje Achutegui
Enrique Castillo Sánchez Mejorada
Carlos Cárdenas Guzmán

IX           Approval that the Company’s Board of Directors is comprised as follows, effective immediately:

Proprietary	Alternate

Eduardo Sánchez Navarro Redo
José Vicente Corta Fernández
Javier Marín San Andrés
Carlos Del Río Carcaño
Joaquín Vargas Guajardo
Alfredo Elías Ayub
Ángel Losada Moreno
Roberto Servitje Achutegui
Enrique Castillo Sánchez Mejorada
Carlos Cárdenas Guzmán
Eduardo Gallástegui Armella

Laura Diez Barroso Azcárraga
María de los Reyes Escrig Teigeiro
Rodrigo Marabini Ruiz
Julián Fernández Rodes
Not applicable
Not applicable
Not applicable
Not applicable
Not applicable
Not applicable
Not applicable
Not applicable

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X	The appointment of Mr. Eduardo Sánchez Navarro Redo as Chairman of the Company’s Board of Directors and Mrs. Laura Diez Barroso Azcárraga as alternate was approved.

XI	The compensation proposed by the Nomination and Compensation Committee for the Company’s Board of Directors for the 2012 period was approved.

XII
The designation of Mr. Alfredo Elías Ayub was approved as member of the Board of Directors on behalf of Series “B” shareholders. Mr. Elias Ayub will be a member of the Company’s Nomination and Compensation Committee in accordance with Article 28 of the Company’s by-laws.

XIII	The appointment of Mr. Carlos Cárdenas Guzmán as President of the Audit and Corporate Practices Committee was approved.

XIV
The report pursuant to Article 29 of the Company’s by-laws regarding acquisitions of goods or services or contracting of projects or asset sales for transactions that are equal to or higher than US$ 3,000,000.00 (THREE MILLION U.S. DOLLARS), or its equivalent in Mexican pesos or other legal tender in circulation outside Mexico, if any, was delivered.

XV
The approval to designate as delegates of this shareholders' meeting Mr. Fernando Bosque Mohíno, Mr. Sergio Flores Ochoa, Mr. Antonio Franck Cabrera and/or Ms. Erica Barba Padilla so that they may indistinctly, and as deemed necessary, present to a Notary Public of their choice the minutes of this meeting to be notarized, publish the necessary documents to comply with the resolutions adopted at this meeting, fulfill the applicable legal requirements, present the necessary information to the Comisión Nacional Bancaria y de Valores, the Bolsa Mexicana de Valores, S.A.B. de C.V., the S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., or any other entity or institution, and to undertake each and every necessary action to make the resolutions adopted at this meeting effective.

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The General Ordinary Shareholders’ meeting took place with a quorum of 72.93%; all resolutions were approved by a majority vote.

The Extraordinary Shareholders’ Meeting did not take place since the required 75% quorum was not reached. Therefore, a future meeting will be called by the Board.

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadenuncia.org/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

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SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: April 17, 2012